Willkie Farr & Gallagher llp

1875 K Street, NW
Washington, DC 20006

212 728 8000
Fax: 212 728 8111
May 16, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	The Gabelli Utility Trust (Securities Act File No. 333-149415, Investment Company Act File No. 811-09243) Response to Staff Comments
Ladies and Gentlemen:
On behalf of The Gabelli Utility Trust (the “Fund”), please find responses to comments provided by Laura E. Hatch of the Staff of the Securities and Exchange Commission (“SEC”) via correspondence, dated March 26, 2008, to the undersigned of our firm regarding the filing of a registration statement on Form N-2 (“Registration Statement”) for the Fund.
For the convenience of the Staff, comments provided in the correspondence are set out below. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the comment.
Prospectus
Prospectus Summary
(1) Comment: The Registration Statement pertains to a shelf offering for preferred stock but does not disclose the material terms of these securities. Please revise the disclosure to include the material terms of the subject securities.
     Response: The requested disclosure has been included.
(2) Comment: Under the heading, “Investment Objective and Policies,” the disclosure states that “[t]he Fund will invest 80% of its assets, under normal market conditions, in common stocks and other securities of foreign and domestic companies involved in providing products, services, or equipment for (i) the generation or distribution of electricity, gas, and water and (ii) telecommunications services or infrastructure operations (collectively, the “Utility Industry”). Please provide an asset and/or revenue test for issues deemed to be in this industry (i.e., 50% of its assets devoted to or 50% of its revenues derived from the utilities industry).

     Response Letter
Securities and Exchange Commission
May 16, 2008
     Response: The requested disclosure providing for an asset and/or revenue test has been included.
(3) Comment: Under the heading, “Dividends and Distributions,” the disclosure states that “[f]or the fiscal year ended December 31, 2007, the Fund made distributions of $0.72 per common share, of which $0.23762 per share is deemed a return of capital.” In addition, under the heading “Common Share Distribution Policy Risk,” the disclosure states that a “portion of the distributions to holders of common shares during four of the eight fiscal years since the Fund’s inception has constituted a return of capital.” As is stated in the disclosure, a return of capital has “the effect of decreasing the asset coverage per share with respect to the Fund’s preferred shares.” Please explain to us whether the Board has considered changing the managed distribution policy for the Fund. In addition, please disclose the tax consequences to shareholders of receiving return of capital distributions.
     Response: The Board considers the terms of the managed distribution policy of the Fund on an annual basis. It was most recently considered on November 14, 2007 at which meeting it was determined not to approve any changes to the policy. Each quarter, the Board reviews the amount of any potential distribution and the income, capital gain or capital available. Disclosure concerning the tax consequences to shareholders of receiving return of capital distributions is included on page 4 of the prospectus summary as well as pages 32 and 48 of the Registration Statement.
(4) Comment: Under the heading, “Use of Proceeds,” please disclose how long it will take the Fund to invest the proceeds from the offering.
     Response: The requested disclosure has been included.
(5) Comment: Under the heading “Repurchase of Common Shares,” the disclosure states that “[t]he Fund is authorized, subject to maintaining required asset coverage on its preferred shares, to repurchase its common shares in the open market when the common shares are trading at a discount of 10% or more...from net asset value.” Please make it clear whether the Fund will repurchase its common shares in the open market when the common shares are trading at a discount of 10% or whether the Fund reserves the freedom of action to repurchase its common shares. In addition, please discuss how much of the outstanding common shares the Fund will repurchase (i.e., until the discount falls to x%).
     Response: Disclosure has been included (a) clarifying that the Fund reserves the freedom of action to repurchase its common shares when these shares are trading at a discount of 10% or more and (b) discussing the level of such repurchases, if any.
Financial Highlights
(6) Comment: Pursuant to Item 4 of Form N-2, the third line item under the heading “Distributions to Common Shareholders” should be “Return of Capital” instead of “Paid-in capital.” In addition, please explain to us how the net asset value total return and the investment total return are calculated. How does the distribution of return of capital affect each total return calculation?

Securities and Exchange Commission
May 16, 2008
     Response: The third line item under the heading “Distributions of Common Shareholders” has been revised. The footnotes following the financial highlights explain the basis for the total return calculations, which are calculated in accordance with Item 4 of Form N-2 and reviewed by an independent registered public accounting firm. Appendix A provides a further explanation of how the returns are calculated. Note that the net asset value of the Fund as well as its total return are reduced by any return of capital at the time of distribution.
Regulatory Matters
(7) Comment: The disclosure states, “In February 2007, the Investment Adviser made an offer of settlement to the Staff for communication to the SEC for its consideration to resolve this matter. This offer of settlement is subject to final agreement regarding the specific language of the SEC’s administrative order and other settlement documents. Since these discussions are ongoing, the Investment Adviser cannot determine whether they will ultimately result in a settlement of this matter and, if so, what the terms of the settlement might be.” Please update the disclosure as applicable and provide more specific information concerning the settlement offer.
     Response: Applicable disclosure has been added to update this portion of the prospectus.
Statement of Additional Information
Investment Restrictions
(8) Comment: The first restriction states that the Fund may not “invest 25% or more of its total assets, taken at market value at the time of each investment, in the securities of issuers in any particular industry other than the Utility Industry.” Please restate the restriction to make it clear that the Fund will invest 25% or more of its total assets in the Utility Industry.
     Response: The first restriction is a fundamental investment restriction of the Fund and, therefore, may only be amended by shareholders of the Fund. The Fund, therefore, respectfully declines to restate the restriction but has added disclosure making the concentration policy clear.
* * * *
The Fund hereby represents that, with respect to the filing of the Registration Statement made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:
a)	the Fund is responsible for the adequacy and accuracy of the applicable disclosure in the filing;

b)	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Any questions or comments regarding this letter should be directed to the undersigned at (202) 303-2000 or Rose F. DiMartino at (212) 728-8000.

Securities and Exchange Commission
May 16, 2008
Very truly yours,
/s/ David Joire
David Joire
cc:	Laura E. Hatch, Division of Investment Management, SEC Bruce N. Alpert, The Gabelli Utility Trust Agnes Mullady, The Gabelli Utility Trust Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

Appendix A
Gabelli Utility Trust
Total Return Calculation (based on NAV)
Year Ended December 31, 2007

Initial						Beginning	$ 10,000.00
Investment						NAV	1,221.001
Initial Shares							8.19
Beginning NAV
					Distribution	Distribution
Ex-Dividend Date	Record Date	Payable Date	Shares	Reinvest Price	per share	Dollars	Shares
01/12/07	01/17/07	01/25/07	1,221.001	9.177	0.06	73.26007326	7.983008964
02/09/07	02/13/07	02/22/07	1,228.984	9.386	0.06	73.73905380	7.856281035
03/14/07	03/16/07	03/26/07	1,236.841	9.690	0.06	74.21043066	7.658455176
04/12/07	04/16/07	04/24/07	1,244.499	9.462	0.06	74.66993797	7.891559709
05/14/07	05/16/07	05/24/07	1,252.391	9.434	0.06	75.14343155	7.965594059
06/13/07	06/15/07	06/25/07	1,260.356	9.168	0.06	75.62136720	8.248853798
07/13/07	07/17/07	07/25/07	1,268.605	9.339	0.06	76.11629842	8.150805635
08/15/07	08/17/07	08/27/07	1,276.756	8.750	0.06	76.60534676	8.755397081
09/12/07	09/14/07	09/24/07	1,285.511	8.835	0.06	77.13067059	8.730126656
10/15/07	10/17/07	10/25/07	1,294.241	8.807	0.06	77.65447819	8.817859330
11/13/07	11/15/07	11/26/07	1,303.059	8.702	0.06	78.18354975	8.984549500
12/10/07	12/12/07	12/17/07	1,312.044	8.531	0.06	78.72262272	9.227830585

		Total:	1,321.272		0.72	951.32000000

Ending Shares							1,321.272
Ending NAV							8.18

Ending Dollar Value							$10,808.00

				Total Return			8.08%
Taking an Initial Investment of $10,000 and a beginning net asset value per share (NAV) on 12/31/06, the Fund calculates the number of Initial Shares by dividing the Initial Investment by the NAV. Monthly distributions are reinvested using the Reinvestment Price obtained under the Fund’s Automatic Dividend Reinvestment Plan. Distribution Dollars are calculated by multiplying the Shares by the Distribution per Share. Distribution Shares are calculated by dividing the Distribution Dollars by the Reinvestment Price and are added to the prior month’s Shares. Ending Dollar Value is calculated by multiplying these Ending Shares by the Ending NAV. The Total Return is calculated by subtracting the Initial Investment from the Ending Dollar Value and dividing that number by the Initial Investment.
Based on the distribution allocations of the Gabelli Utility Trust for 2007, the total distributions paid in 2007 include approximately 21% from net investment income, 46% from net capital gains, and 33% from return of capital. The proportionate amount of return of capital was included as part of the amount reinvested each month, along with net investment income and net capital gains. Note that the net asset value of the Fund as well as its total return are reduced by any return of capital at the time of the distribution.